Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

July 17, 2020

Courtney Lindsay

Mary Beth Breslin

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Checkmate Pharmaceuticals, Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted June 23, 2020

CIK No. 0001651431

Ladies and Gentlemen:

This letter is submitted on behalf of Checkmate Pharmaceuticals, Inc. (the “Company”) in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) as set forth in the Staff’s letter, dated July 9, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is filing the Registration Statement on Form S-1 (the “Registration Statement”) together with this letter.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Registration Statement.

Amendment No. 1 to Draft Form S-1 submitted June 23, 2020

Prospectus Summary, page 1

1.

We note your revisions in response to prior comment 1. Please further revise to eliminate the references that remain throughout the document, such as the “generally manageable safety profile we have observed to date” on page 2 and similar reference on page 3, “robust anti-tumor activity” on pages 3 and 102, and “maintaining a continued acceptable safety profile of CMP-001” on pages 34 and 88.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and, in response, the Company has revised the disclosure on pages 2, 3, 34, 88 and 103 of the Registration Statement to eliminate such references.

2.

We note your response to prior comment 2 and that you do not intend to rely upon the comparisons to other studies that evaluated neoadjuvant PD-1 blockade as a monotherapy or in combination with ipilimumab to support marketing approval of CMP-001. In light of this fact, and the fact that it remains unclear whether there were significant variables between your studies and those against which you are drawing the comparisons, we continue to object to your statement that studies of your candidate “compare favorably” with the other studies. We will not object if you include disclosure in your Business section stating the results from the other studies, but please revise to remove the comparison.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and, in response, the Company has revised the disclosure on pages 1, 2, 100 and 113 of the Registration Statement to remove comparisons.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (212) 813-8816.

Sincerely,

/s/ Benjamin K. Marsh

Benjamin K. Marsh, Esq

Enclosures

cc:	Barry Labinger, Checkmate Pharmaceuticals, Inc.

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